

August 19, 2011

Mr. John Rossi
Chief Executive Officer
1588 S. Main Street, Suite 200
Salt Lake City, UT 84115

> RE: **Garb Oil & Power Corporation**
> **Form 8-K dated July 29, 2011**
> **Filed August 16, 2011**
> **File No. 000-14859**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated July 29, 2011 filed August 16, 2011

Item 4.01 Changes in Registrant's Certifying Accountant.

1. We note from your disclosure that you engaged HJ & Associates, LLP to be the principle independent public accountants to audit your financial statements for the year ending December 31, 2010. We also note that HJ & Associates, LLP were your accountants prior to you engaging Sherb & Co. Additionally, we note from your Form 10-K for the fiscal year ended December 31, 2009 that HJ & Associates, LLP opined on your financial statements for the years ending December 31, 2009 and 2008. Considering the above, please tell us how you

have fully complied with the disclosure requirements of Item 304(a)(2) of Regulation S-K, or revise this filing to fully comply with this Item.

2. It appears that you are commingling the disclosure requirements of Item 4.01(a) and Item 4.01(b) of Form 8-K. Please revise future filings, including any amendments, to provide on a separate basis the disclosure requirements of each of the abovementioned Items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant, at 202 551-3618 or me at 202 551-3212.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief